SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of September, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Neo-Neon orders ten more AIXTRON MOCVD systems for LED production

Aachen/Germany, September 7, 2010 - AIXTRON AG (FSE: AIXA; NASDAQ: AIXG) today announced a new order for ten more CRIUS(R) 31x2-inch configuration deposition systems from Neo-Neon International Ltd. The China based company placed the order in the fourth quarter of 2009 and when the systems are delivered in the period between third and fourth quarters of 2010, they will be used for GaN ultra-high brightness (UHB) blue/green LED production.

The local AIXTRON support team will commission the new reactors at the company's new five-story facility at the mainland China production plant in Guang Dong. Mr. Ben Fan, Chairman of Neo-Neon International Ltd., comments, 'We have been enjoying the benefits of our existing AIXTRON MOCVD systems for over a year now. In order to comply with our future expansion plans it is time to further increase our capacity, so naturally, we returned to AIXTRON.

I am sure that this was the best decision because of the quality of their engineering and the responsive local support that come as standard with CRIUS(R) systems.' A company spezialising in flexible LED-based 'Neon-like' light replacement products, Neo-Neon is the world's largest decorative lighting manufacturer. It recently made its entry in the LED streetlight market by releasing the LED High Power Street Light series.

Solar powered versions are also available for areas where there is ample sunshine to harness, store, and use. Neo-Neon has developed an optical enhancement technique to boost the luminosity of the LED Streetlight series by a gain factor of 50% on average thanks to a patent pending 'Lux Boosting Optical Technology'. Subsidiary company in the Neo-Neon Group, Xianghe mainly manufactures the LED light source, LED luminaries and other LED-based related products. Xianghe's head company Neo-Neon International Ltd., is therefore a company able to manufacture both LED chip and LED application products for the worldwide market.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:

Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	September 7, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO